UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014.

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 30, 2014, at the Annual General Meeting of Shareholders of Tsakos Energy Navigation (the “Company”), the shareholders approved and adopted an increase in the Company’s authorized share capital and amended and restated Bye-Laws of the Company (the “Amended and Restated Bye-Laws”), effective as of that date. Copies of the Memorandum of Increase of Share Capital filed on Form No. 7 with the Bermuda Registrar of Companies and the Amended and Restated Bye-Laws are attached hereto as Exhibits 3.1 and 3.2, respectively, and incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

3.1	Memorandum of Increase of Share Capital

3.2	Amended and Restated Bye-Laws

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2014

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ George V. Saroglou
George V. Saroglou
Chief Operating Officer